August 16, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Jeffrey Jaramillo, Accounting Branch Chief
Joseph McCann, Staff Attorney
Jay Mumford

Re:	Marvell Technology Group Ltd.
Form 10-K for the Year Ended January 30, 2010
Filed March 31, 2010
File No. 000-30877

Gentlemen:

On behalf of Marvell Technology Group Ltd. (also referred to herein as the “company,” “Marvell,” “we,” “us” and “our”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 26, 2010 relating to our Annual Report on Form 10-K for the year ended January 30, 2010 filed with the Commission on March 31, 2010 (the “2010 From 10-K”).

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with our response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the 2010 Form 10-K.

Form 10-K for the Year ended January 30, 2010

Executive Compensation, page 108

1. We note from your disclosure under “Compensation Positioning,” which you have incorporated by reference from page 23 of your proxy statement, that you target each element of compensation at 50% of your primary peer group. Given that you target the elements of your compensation packages, please tell us and discuss in your applicable future filings how each element of compensation you provide to the named executive officers relates to the data you have analyzed from the peer companies and include an analysis of where actual payments under each element of compensation fell within the targeted range. If any of your named executive officers are compensated at levels that are materially different from the targeted levels of compensation, please also provide discussion and analysis as to why.

Securities and Exchange Commission

Re:   Marvell Technology Group Ltd.

August 16, 2010

Response: We respectfully acknowledge the Staff’s comment, and hereby advise the Staff that we will, in the future filings of our annual reports on Form 10–K or proxy statements that contain a Compensation Discussion and Analysis section that includes information describing targeting of compensation to a peer group, discuss how each element of compensation we provide to our named executive officers relates to the data we have analyzed from the primary peer group companies and include an analysis of where actual payments under each element of compensation fell within the targeted range. In addition, if any of our named executive officers are compensated at levels that are materially different from the targeted levels of compensation we will also provide discussion and analysis as to why. As noted on page 23 of the proxy statement, the Executive Compensation Committee of Marvell’s Board of Directors (the “ECC”) does not target a specific market percentile for total direct compensation. However, it reviews the ranges (i.e., 25th, 50th and 75th percentiles) for each compensation element (salary, total cash compensation and total direct compensation) paid to similarly situated executives in our primary peer group for their most recently disclosed fiscal year. In general, for fiscal year 2010, as a starting point the ECC targeted each element of compensation at the 50th percentile of the primary peer group, although the final positioning of each element of compensation for our executive officers could potentially vary relative to the 50th percentile based on tenure, historical performance and ability to impact future business results. Supplementally, per your request we advise the Staff of the following with respect to compensation of Marvell’s officers for fiscal 2010 relative to the 50th percentile of compensation data for the primary peer group (all of the primary peer group compensation data set forth below was prepared by Mercer, the ECC’s independent external executive compensation consultant).

With respect to Dr. Sehat Sutardja, Chief Executive Officer:

•	Salary was 13% below the 50th percentile (i.e., 87% of the 50th percentile) of the primary peer group

•	Target total cash compensation (salary + target bonus) was 33% below the 50th percentile of the primary peer group

•	Actual total cash compensation (salary + actual bonus) was 16% below the 50th percentile of the primary peer group

•	Actual total direct compensation (salary + actual bonus + long-term incentives) was 47% below the 50th percentile of the peer group

Securities and Exchange Commission

Re:   Marvell Technology Group Ltd.

August 16, 2010

With respect to Mr. Clyde Hosein, Chief Financial Officer:

•	Salary was 1% below the 50th percentile of the primary peer group

•	Target and actual total cash compensation (salary + bonus) were 5% below the 50th percentile of the primary peer group

•	Actual total direct compensation (salary + bonus + long-term incentives) was 54% below the 50th percentile of the primary peer group

With respect to Dr. Pantas Sutardja, Chief Technology Officer:

•	Salary was 3% above the 50th percentile of the primary peer group

•	Target and actual total cash compensation (salary + bonus) were 18% below the 50th percentile of the primary peer group

•	Actual total direct compensation (salary + bonus + long-term incentives) was 60% below the 50th percentile of the primary peer group

As disclosed in the proxy statement, actual bonuses for the three officers for fiscal 2010 performance were as follows:

Dr. Sehat Sutardja	$985,000 (150% of target)
Mr. Clyde Hosein	$360,000 (100% of target)
Dr. Pantas Sutardja	$160,000 (100% of target)

As indicated above, the actual total direct compensation for each officer was generally below target compensation levels relative to the primary peer group. This is in part a reflection of the fact that, as disclosed on page 25 of the proxy statement, the ECC did not grant long-term incentives or equity awards to any of Marvell’s officers in fiscal 2010. The ECC did, however, consider long-term incentives and equity awards awarded to Marvell’s officers in December 2008 (fiscal 2009) – the grant-date value of such awards is included in the actual total direct compensation data set forth above.

2. We note from your discussion under “Discretionary Annual Cash Incentive Bonus” on page 24 of the proxy statement that your Compensation Committee considered various factors, including overall performance, individual performance and strategic objectives. Please tell us and in your future filings, as applicable, please provide substantive analysis and insight into how your Compensation Committee made its incentive compensation determinations with respect to each named executive officer. For example, please discuss and analyze the overall performance, individual performance and strategic objectives that led the Compensation Committee to grant the incentive compensation amounts. Additionally, please explain your statement that the Compensation Committee considered “the difficulty” of achieving overall performance, individual performance and strategic objectives.

Securities and Exchange Commission

Re:   Marvell Technology Group Ltd.

August 16, 2010

Response: We respectfully acknowledge the Staff’s comment, and hereby advise the Staff that we will, in the future filings of our annual reports on Form 10–K or proxy statements that contain a Compensation Discussion and Analysis section, provide additional substantive analysis and insight into how the ECC makes its incentive compensation determinations with respect to each named executive officer. In addition, we supplemental advise the Staff of the following with respect to compensation for fiscal 2010:

The fiscal 2010 discretionary annual cash incentive awards for each officer reflected the officer’s achievements during a particularly challenging and volatile economic environment, which at the time the bonus targets were adopted as part of the company’s annual operating plan in March 2009 did not lend itself easily to setting specific goals. The ECC took into consideration not only the company’s actual financial performance for the year but also the level of performance against two peer groups consisting of companies in the semiconductor industry, as disclosed in the proxy statement. Some of the company-specific financial measures that the ECC considered were:

•	Gross margin

•	Operating margin

•	Free cash flow margin

•	Balance sheet strength

Some of the financial measures used to assess the company’s performance relative to our peer groups included:

•	Year-over-year improvement in gross margin

•	Year-over-year improvement in operating margin

•	Year-over-year improvement in free cash flow margin

Marvell’s performance on these various financial measures was generally in the range of the 75th percentile for each peer group.

In the beginning of calendar year 2009, as the company entered its fiscal year 2010, one of its principal strategic objectives was to reduce operating expenses and improve gross margin, in light of the uncertain economic environment and an anticipated significant decline in annual revenues for both the Company and the industry. The executive officers of the company participated in developing and successfully executing a broad range of measures to reduce operating expenses and improve gross margin.

Securities and Exchange Commission

Re:   Marvell Technology Group Ltd.

August 16, 2010

The company prides itself on growing its broad, leading-edge intellectual property portfolio, and continued to do that in fiscal 2010. Dr. Sehat Sutardja and Dr. Pantas Sutardja are both personally involved in this initiative. As indicated in our annual proxy statement, Dr. Sehat Sutardja is named as the inventor on over 150 U.S. patents.

Finally, the company’s overall performance was reflected in a stock price that increased almost threefold during the course of the fiscal year.

These and other considerations factored into the ECC’s decision on discretionary incentive awards.

In assessing the degree of difficulty in achieving the performance results noted above, the ECC considered the uncertainty of the economic environment, the company’s overall performance against its peer group, and the level of improvement in the company’s income statement and balance sheet. Further, the ECC considered the challenge associated with implementing a broad range of measures to significantly reduce operating expenses and improve gross margin.

3. While we note your disclosure on page 14 of the proxy regarding compensation disclosure risks, it does not appear you have provided disclosure in response to Item 402(s) of Regulation S-K regarding compensation policies and practices that create risks that are reasonably likely to have a material adverse effect on the company. Please tell us the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response: We respectfully advise the Staff that we have carefully reviewed the Staff’s comment, as well as Item 402(s) of Regulation S–K. The basis for concluding that disclosure is not necessary regarding the company’s compensation polices and practices and risk management, and the process undertaken to reach such conclusion, were as follows:

The ECC requested of Mercer, and later discussed with management, an assessment of the company’s compensation programs for (i) the named executive officers, (ii) the broad-based population and (iii) sales professionals. The purpose of the review was to determine whether such programs might encourage inappropriate risk taking that could have a material adverse effect on the company. Mercer reviewed these programs considering:

•	Pay Mix

Securities and Exchange Commission

Re:   Marvell Technology Group Ltd.

August 16, 2010

•	Caps on Incentive Pay

•	Performance Measures

•	Funding Mechanisms

•	Plan Governance

At the conclusion of Mercer’s assessment, Mercer delivered a formal opinion to the ECC that the company’s compensation policies were not reasonably likely to encourage inappropriate risk taking that could have a material adverse effect on the Company.

The ECC reviewed and discussed Mercer’s assessment and the company’s compensation programs. Thereafter, the ECC concluded that the company’s compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the company.

Conclusion

In connection with responding to your comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments to me at 408-222-8389 or Tom Savage at 408-222-9753. In addition, we would request that you provide a facsimile of any additional comments you may have to me at 408-222-1917 or Tom Savage at 408-222-9177.

Thank you for your assistance.

Very truly yours,

/s/ Clyde R. Hosein
Clyde R. Hosein
Chief Financial Officer and Secretary
Marvell Technology Group Ltd.